EXHIBIT 99.1

Northern Dynasty: Compelling Summary Judgement Legal Briefs Filed Demonstrating Why the Veto is Illegal and Should be Withdrawn Immediately

October 6, 2025 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") and its 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) announce that on October 3, 2025, they filed a Summary Judgement Brief in Alaska Federal Court as did the State of Alaska, and Iliamna Natives Ltd. and Alaska Peninsula Corp. The arguments presented clearly demonstrate the compelling reasons why the veto is illegal and should be withdrawn immediately.

“We are pleased to have filed the Summary Judgement Brief and to simultaneously be continuing our settlement discussions with the government to remove this illegal veto,” said Ron Thiessen, Northern Dynasty’s President and CEO. “We believe we have a strong case and, along with our fellow plaintiffs, are confident that we will win. And, frankly, we think the filing of this brief will help in our discussions with the government because it clearly highlights agency overreach of its mandate and interference in a project that is on state land which was designated, by statute, for mineral exploration and development. The facts cited by EPA in its veto decision are directly contradicted by the Final Environmental Impact Statement (“FEIS”), the official factual record in this proceeding.”

The arguments made in the Summary Judgement Brief are too numerous to list here, but a few of the significant arguments on why the veto is illegal include:

A. The Environmental Protection Agency (“EPA”) significantly underestimated the negative impact of the very significant cost that its veto imposes on the economies of Alaska and the U.S., citing other U.S. projects would simply make up the shortfall. Projects such as Pebble are unique and not easily replaced, let alone the thousands of forgone jobs in Alaska. The economic analysis that was done was superficial, at best, and ignored basic economic principles.

B. EPA has made it impossible to mine the deposit even though Congress specified that the state lands in which Pebble is located should be available for mining. This violates the Alaska Statehood Act and The Cook Inlet Land Exchange.

C. EPA relied on unsubstantiated speculation, rather than being able to make findings, that any harm to fish populations and water habitats will actually occur; and the statute requires certainty, with scientific or factual basis, not mere hypothetical, unsubstantiated speculation.

D. EPA's finding of an unacceptable adverse effect is irrational because it has no basis to conclude that the very minor loss of streams at the mine site will actually lead to any decrease in salmon populations. This finding is in direct contrast to what was extensively detailed in the comprehensive FEIS.

E. EPA's finding of an unacceptable adverse effect is also based on filling of wetlands. But now that the Supreme Court has clarified which wetlands are regulated under the Clean Water Act, it's clear that the vast majority of the Pebble lands are not even subject to that regulation as they would not and should not be considered Jurisdictional Waters under the Clean Water Act.

Mr. Thiessen added, “We have submitted our brief per the timeline set by the court, and it is now up to the government to review our case and to decide if they wish to file a response brief by January 2, 2026 to defend the Obama/Biden veto in court. While the court proceeding advances, our preferred option still remains negotiating a prompt withdrawal of the illegal veto by the government and then dismissing the litigation.”

“In the meantime, the government has filed a request to stay the case in Alaska Federal Court, citing the U.S. government shutdown that commenced on October 1, 2025. We object to this request because it is our strong preference to keep to the court ordered briefing schedule, which would require the government to respond by January 2, 2026. We have waited a long time for our day in court in this case, and we should not have to wait any longer to vindicate our rights,” Mr. Thiessen concluded.

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About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project can be found in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This document includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this document, other than statements of historical facts, which address permitting, including the Company’s legal action against the U.S. Environmental Protection Agency (“EPA”) and the U.S. Army Corps of Engineers (“USACE”), the withdrawal of the EPA veto and the development and production for the Pebble Project are forward-looking statements. Additional forward looking statements made by the Company under its continuous disclosure obligations include statements regarding (i) the development plan for the Pebble Project (ii) the right-sizing and de-risking of the Pebble Project, (iii) the design and operating parameters for the Pebble Project development plan, including projected capital and operating costs, (iv) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (v) the political and public support for the permitting process, (vi) the ability of the Pebble Project to ultimately secure all required federal and state permits, (vii) the ability of the Company and/or the State of Alaska to challenge the EPA’s Final Determination process under the Clean Water Act and ultimately the USACE’s Record of Decision (“USACE ROD”) through legal actions; (viii) exploration potential of the Pebble Project, (ix) future demand for copper, gold and other metals, (x) if permitting is ultimately secured, the ability to demonstrate the Pebble Project is ultimately commercially viable, and (xi) the potential addition of partners in the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits or regarding the ability of NDM to develop the Pebble Project in light of the USACE ROD and its subsequent remand decision and the EPA’s Final Determination, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be successful in its legal action against the EPA and the USACE and any action taken by the EPA in connection with the Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project.

In addition, the likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the current development plan may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2024, as filed on SEDAR+ (www.sedarplus.ca) and included in its annual report on Form 40-F filed on EDGAR (www.sec.gov), as well as the risk factors set out in the Company’s subsequent public continuous disclosure filings available on SEDAR+ and EDGAR. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

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